Gary G. Brandt
43 Riverside Crescent
Toronto, Ontario M6S 1B5

Jiri Nor
President & CEO
Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, Ontario L5L 1X2

June 23, 2006

Dear Jiri:

As discussed earlier this week, I am increasingly being consumed by my additional responsibilities with SatCon Technology Corporation and feel that I have been unable to dedicate adequate time and attention to the business of Astris Energi.

As a result, effective June 30th, I am tendering my resignation as a board member for Astris Energi. I am pleased to hear that the financing arrangements have been successfully concluded and, that the corresponding registration statement has been cleared by the SEC. I believe that Astris Energi is in a stronger position as a result of this financing.

Should my schedule permit, I would be happy to keep in touch and continue to provide introductions to potential strategic partners.

It has been my pleasure to serve on the Astris Energi board of directors for the past year and I wish you all the best as the Company progresses towards product commercialization.

Sincerely,

Gary Brandt

Gary Brandt